Exhibit 17.1

Resignation Leter

July 31st, 2023

The FFIE Board of Directors

18455 S. Figueroa Street, Gardena, CA 90248

Dear Board Members and Colleagues,

I hereby give notice of my resignation as Interim Board Chairman and as a member of the Board of Directors of Faraday Future Intelligent Electric Inc. (the “Company”). Such resignation includes any positions held as a member of any Commitee of the Company, including Audit Commitee, Compensation Commitee, Nominating & Corporate Governance Commitee, and Selection Commitee. My resignation is effective immediately.

I appreciated the opportunity to contribute my expertise to the Company and wish the best to the Company and all of you going forward.

Sincerely,

/s/ Adam He
Adam He